Harry S. Pangas
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415   January 16, 2013

          RE: KCAP Financial, Inc. ("Company")
                File Nos.: 333-185559; 814-00735

Dear Mr. Pangas:

          On December 19, 2012, the Company, which has elected to be regulated as a business
development company under the provisions of the Investment Company Act of 1940 ("1940
Act"), filed a registration statement on Form N-2 under the Securities Act of 1933 ("1933 Act")
to register up to $20 million in aggregate offering price of the Company's common shares. Based
on your letter of December 19, 2012, which states that the disclosure in the registration statement
contains no material changes from the disclosure included in a prior filing reviewed by the staff
related to the offering of senior notes, except for the description of the Company's common stock
and the inclusion of updated financial information, we have accorded the registration statement
selective review. Based on that review, we have the following comments.

          Prospectus

    1. In the Fees and Expenses table on page 11 of the Prospectus footnote 5 states that
        "Acquired fund fees and expenses represent the estimated indirect expense incurred due
        to investments in other investment companies and private funds, including CLO Funds
        managed by the Asset Manager Affiliates." The acquired fund fees and expenses should
        be stated as a separate line item in the fee table.

    2. In the Fees and Expenses table on page 11 of the Prospectus the total annual expenses
        noted are 5.98%. The total annual expenses of the Company as noted in the September
        30, 2012, Form 10-Q are 7.0%. Please confirm in your response that the only difference
        between the two figures noted above is an assumption of the sale of common shares that
        are being offered in this filing. In addition, include a statement above the fee table stating
        that the expense ratios assume the receipt of the proceeds of the offering, if that is the
        case.

3. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on financial statements and exhibits added in any pre-effective amendments.

Financial Statement Comments

4. We understand that the Company does not have a "controlling financial interest" in the wholly owned subsidiary, Katonah 2007- I CLO Ltd. In your response, please inform the staff whether the Company has assessed the implications of Regulation S-X Article 3-09, Separate financial statements of subsidiaries not consolidated and 50 percent or less owned persons, and Regulation S-X Article 4-08 (g), Summarized financial information of subsidiaries not consolidated and 50 percent or less owned persons. Article 3-09(a) of Regulation S-X requires a registered investment company to include the financial statements of a subsidiary not consolidated in its filings if the subsidiary meets one of the three significant subsidiary tests in 1.02(w) of S-X. In your response, please state whether Katonah 2007-I CLO Ltd triggers any of the three significant subsidiary tests in 1.02 (w) of Regulation S-X. If none of the tests are triggered, would the requirements of Article 4-08 (g) apply to the Company?

5. In the September 30, 2012, 10-Q, the Financial Highlights state that the total expense ratio is 6.9%. The total ratio is a combination of the interest expense of 3.2% and the non-interest expense of 3.8%. The total expense should be stated as 7.0%, not 6.9%. Revise the ratio accordingly.

6. The Balance Sheet as of September 30, 2012, includes restricted cash of $6,093,126. In your response, please explain the purpose of the restricted cash balance.

7. The Schedule of Investments ("SOI") must identify those assets considered "non-qualifying." This comment was previously communicated to the Company; however, such disclosure does not appear to be included in the SOI for September 30, 2012, or for December 31, 2011. The footnote that was added in the last registration statement states the following, "Investment is not a qualifying asset as defined under Section 55(a) of the 1940 Act." Ensure that this footnote is added to this registration statement as well as all future annual and quarterly filings.

8. In Note 4 to the Financial Statements, *Investments, Fair Value Measurements*, consider providing additional disclosures in the Level III chart disclosing the asset type, fair value, valuation technique, unobservable inputs and the range of inputs. The first item to include is an additional column disclosing the weighted average range. Owing to the wide range of inputs and the effects that result from a wide range as disclosed, a weighted average should be stated for each separate range of inputs. See the example as stated in the FASB example in ASC 820. In addition, since the Company relies on the use of vendor pricing for their Level III holdings, consider adding as a best practice a row in the table that shows the amount of vendor priced securities so the reader can reconcile the total Level III holdings in the ASU 2011-04 disclosure to the final balance in the Level III roll forward. Lastly, provide a directional chart that illustrates the change to an unobservable input that may result in a significant change to the value of the investment. For an example of this chart, please refer to the notes to the financial statements of BlackRock Corporate High Yield Fund, Inc. semi-annual report dated August 30, 2012, filed on November 5, 2012. The current disclosure is very broad in stating that a

significant increase or decrease in such unobservable inputs would result in a significant lower or higher fair value measurement.

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The staff may have additional comments on disclosure made in response to these comments, on information supplied supplementally, or on remaining exhibits. Please respond to the foregoing in a pre-effective amendment with changed material marked in conformity with rule 210 under Regulation S-T. The Company should provide a response to all comments. Where no changes will be made in the filing in response to a comment made in this letter, please indicate this fact in your letter and briefly state the basis for your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please respond to this letter by filing a pre-effective amendment pursuant to Rule 472 under the 1933 Act. Please respond to all comments. Where no changes will be made in the filing in response to a comment, please inform us in a supplemental letter and state the basis for your position.

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If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6970 or Sheila Stout at (202) 551-6987.

Sincerely,

Mary A. Cole
Senior Counsel

Sheila Stout
Senior Staff Accountant